Exhibit 99.5

Volaris Reports an 11% Increase in Passengers for February 2014

Mexico City, Mexico March 10, 2014 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico and the US, today reported its preliminary traffic results for February 2014.

The total number of booked passengers in February 2014 reached 625 thousand, a 10.5% increase compared to the same period in 2013. Volaris’ demand, measured in Revenue Passenger Miles (RPMs) increased 12.4% year over year in February 2014. Volaris registered a load factor of 80.0% in February 2014.

The following table summarizes Volaris’ traffic results for the month.

	February 2014	February 2013	Variation		Two Months Ended February 2014	Two Months Ended February 2013	Variation
RPMs (Millions)
Domestic	472	421	12.1%		1,094	943	16.0%
International	163	143	13.3%		387	338	14.3%

Total	635	564	12.4%		1,481	1,282	15.5%

ASMs (Millions)
Domestic	594	532	11.7%		1,366	1,210	12.9%
International	199	172	16.1%		465	408	14.1%

Total	793	704	12.8%		1,831	1,618	13.2%

Load Factor
Domestic	79.5%	79.2%	0.3 pp		80.1%	78.0%	2.1 pp
International	81.6%	83.6%	(2.0	) pp	83.1%	83.0%	0.1 pp

Total	80.0%	80.2%	(0.2	) pp	80.9%	79.2%	1.6 pp

Passengers (Thousands)
Domestic	513	469	9.4%		1,174	1,023	14.7%
International	112	96	16.0%		265	227	16.6%

Total	625	566	10.5%		1,438	1,250	15.1%

Investor Relations contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact:

Jimena Llano / jimena.llano@volaris.com / +52 1 55 4577 0857

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with “point to point” service, serving Mexico and the US. “The Volaris Ultra-Low-Cost Carrier Model” offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to 104 and its fleet from four to 46 aircraft. Volaris offers more than 200 daily flight segments on routes that connect 33 cities in Mexico and 13 cities in the United States with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris, proudly Mexican, is recognized as one of the leading new companies in the country. Among other awards it has received the ESR Award for Social Corporate Responsibility for three consecutive years.

For more information, please visit: www.volaris.com